THE SWISS HELVETIA FUND, INC.
VOTING RESULTS
2016 ANNUAL STOCKHOLDER MEETING

As of April 28, 2016, the record date for the Fund's 2016 Annual Meeting of
Stockholders held on June 23, 2016, there were 28,167,077
shares of the Fund's common stock eligible to vote.  At the Meeting, a quorum was present in person or by proxy and the Fund's shares were voted on the
Proposals presented to the Fund's stockholders as follows:

1. To elect Jean-Marc Boillat as a Class I Director to serve for a three-year term until the
   2019 Annual Meeting of Stockholders:

   For    Withhold Authority   Approval (%)
   16,668,008   8,739,965    65.60%

2. To ratify the selection by the Board of Directors of PricewaterhouseCoopers
   LLP as the Fund's independent registered public accounting firm for the year ending
   December 31, 2016:

   For    Against  Abstain  Approval (%)
   24,932,823   208,031  267,118  98.13%

3. To approve a stockholder proposal asking the Fund to take the steps necessary to reorganize the Board of Directors into one class with each Director subject to election each year, as outlined in the Fund's proxy materials:

   For       Against  Abstain  Approval (%)
   15,352,658   3,033,760  320,534  82.07%

Approval percentages are based on the total number of votes cast on a particular
Proposal and not on the total number of shares present at the Meeting or the total number of shares of the Fund outstanding. If they were, the approval percentages would be lower, as not all shares eligible to vote on each Proposal did so.

These voting results also will be provided to the Fund's stockholders in the Fund's
Semi-Annual Report to Stockholders for the six-month period ending June 30, 2016.